December 23, 2024

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Scott Anderegg

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)
Responses to the Staff’s Comments on Amendment No. 7 to Draft Registration Statement on Form F-1 Confidentially Submitted on November 6, 2024

Dear Mr. Kuhn, Mr. Parker, Mr. Anderegg, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 27, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 6, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Comments in Letter Dated November 27, 2024

Amendment No. 7 to Draft Registration Statement on Form F-1 submitted November 6, 2024

Prospectus Summary

Summary of Risk Factors, page 3

1.	For each summary risk factor, please add the page number in the prospectus where the full risk factor appears.

In response to the Staff’s comment, the Company has revised the disclosure from pages 3 to 7 of the Revised Draft Registration Statement.

Overseas Listing, page 7

2.	Please update your disclosure concerning your November 16, 2023, submission to the CSRC. In doing so, please disclose any feedback you have received from the CSRC.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 54 of the Revised Draft Registration Statement.

Dilution, page 75

3.	Please revise your net tangible book value amount as of June 30, 2024, to exclude deferred offering costs.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Draft Registration Statement.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

c.c.	Zhenyang Shi, Chief Executive Officer, POMDOCTOR LIMITED

Li Xu, Financial Manager, POMDOCTOR LIMITED Steve Lin, Esq., Partner, Han Kun Law Offices LLP Dinglei Xiao, Partner, Marcum Asia CPAs LLP Fang Liu, Esq., Partner, VCL Law LLP

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